

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

February 10, 2017

John Beckman
Hogan Lovells US LLP
john.beckman@hoganlovells.com

Re: Reliance Steel & Aluminum Co.
Incoming letter dated January 18, 2017

Dear Mr. Beckman:

This is in response to your letter dated January 18, 2017 concerning the shareholder proposal submitted to Reliance by John Chevedden. We also have received letters from the proponent dated January 20, 2017, January 23, 2017 and January 29, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUN M-07-16

February 10, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Reliance Steel & Aluminum Co.
Incoming letter dated January 18, 2017

The proposal requests that the board take the steps necessary to enable at least 50 shareholders to aggregate their shares for purposes of proxy access.

There appears to be some basis for your view that Reliance may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Reliance's policies, practices and procedures compare favorably with the guidelines of the proposal and that Reliance has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Reliance omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUN M-07-16 ***FISMA & OMB MEMORANDUN M-07-16***

January 29, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Reliance Steel & Aluminum Co. (RS)
Status Quo for Last Years Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 18, 2017 no-action request.

This company line means next to nothing:
"In addition, a maximum 20-shareholder nominating group has achieved a consensus among companies that have adopted proxy access."

Three-year terms for directors achieved a censuses "among companies" decades ago. This company "consensus" did not preclude rule 14a-8 proposals that advocated a change.

Plus the company failed to show any proponent stampede to instead submit proposals for only a "20-stockholder aggregation limit."

On page 6 the company complains about a "burdensome or complex process" but fails to devote even 25-words to the steps it would take to vet as few as 21 participants. And the company is silent on whether it would commit to vet participants once the 3% threshold is met.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: William A. Smith <will.smith@rsac.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUN M-07-16

FISMA & OMB MEMORANDUN M-07-16

January 23, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Reliance Steel & Aluminum Co. (RS)
Status Quo for Last Years Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 18, 2017 no-action request.

The company January 18, 2017 claim to have its cake and eat it too says that one small proxy access size fits all companies (20 participants) and yet this proxy access reform proposal is "built solely on assumptions" that "do not apply to the Company" and "has no relevance to the Company's shareholder base."

In other words the company position is that there are unique features with the company when it comes to improving its proxy access and yet one small size should fit all companies including this unique company.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: William A. Smith <will.smith@rsac.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUN M-07-16 ***FISMA & OMB MEMORANDUN M-07-16***

January 20, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Reliance Steel & Aluminum Co. (RS)
Status Quo for Last Years Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 18, 2017 no-action request.

The company claims that its de minimis year-old proxy access entities it to respite.
The company failed to provide any data on the percent of its shares which have been owned continuously for 3-years – which are the only shares that count for proxy access. The company has the burden of proof.

There has been only one attempt to use proxy access and it got shot down at the starting gate.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: William A. Smith <will.smith@rsac.com>

[RS – Rule 14a-8 Proposal, December 3, 2016]
[This line and any line above it *is not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal has added importance to our company because GMI Analyst said our board was excessively entrenched. Of 9 directors 5 had 17 to 39 years long-tenure:

Leslie Waite	39-years
David Hannah	24-years
Douglas Hayes	19-years
Gregg Mollins	19-years
Thomas Gimbel	17-years

There would be shareholder frustration if 50 shareholders owning just over 3% of our stock for 3-years decided that one of these directors needed to be replaced and they were blocked by our current limit of only 20 shareholders to meet the rule for holding 3% of stock for 3-years.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line *is* for publication.]



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(10)

January 18, 2017

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Reliance Steel & Aluminum Co. – Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of Reliance Steel & Aluminum Co. (the "***Company***"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***") to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from its proxy materials for its 2017 annual meeting of stockholders (the "***2017 Proxy Materials***") a shareholder proposal and statement in support thereof (the "***Proposal***") submitted by John Chevedden (the "***Proponent***"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2017 Proxy Materials for the reasons discussed below.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent as notice that the Company intends to omit the Proposal from the 2017 Proxy Materials. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

This letter is being filed with the Commission no later than 80 calendar days before the Company intends to file the definitive 2017 Proxy Materials with the Commission.

THE PROPOSAL

The Proposal, in material part, requests that the Company's shareholders approve the following:

> "Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.
>
> Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.
>
> Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements."

BASIS FOR EXCLUSION

Rule 14a-8(i)(10) – The Proposal Has Been Substantially Implemented by the Company

A. Background

On February 16, 2016, the board of directors of the Company adopted an amendment to the Company's bylaws to provide a procedure enabling shareholders to nominate directors for inclusion in the Company's proxy statement ("***proxy access***"). The amendment (the "***Bylaw Amendment***") to the Company's amended and restated bylaws (as so amended, the "***Bylaws***") was described in and filed as an exhibit to a Current Report on Form 8-K filed with the Commission on February 18, 2016. A copy of the Bylaw Amendment also is attached to this letter as *Exhibit B*. The proxy access provision included in the Bylaws satisfies the Proposal's underlying concerns and essential objective of providing shareholders a meaningful proxy access right. The Company therefore believes that it may exclude the Proposal on the basis that the Bylaws substantially implement the Proposal.

B. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. In explaining the scope of a predecessor to Rule 14a-8(i)(10), the Commission stated that the exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (discussing the rationale for adopting the predecessor to Rule 14a-8(i)(10), which provided as a substantive basis for omitting a shareholder proposal that "the proposal has been rendered moot by the actions of the management"). At one time, the staff interpreted the predecessor rule narrowly, considering a proposal to be excludable under this provision only if it had been "'fully' effected" by the company. *See* Exchange Act Release No. 19135 at § II.B.5. (Oct. 14, 1982). By 1982, however, the Commission recognized that the staff's narrow interpretation of the predecessor rule "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process," in particular by enabling proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." *Id.* Accordingly, the Commission proposed in 1982 and adopted in 1983 a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented." *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "***1983 Release***") (indicating that the staff's "previous formalistic application of" the predecessor rule "defeated its purpose" because the interpretation allowed proponents to obtain a shareholder vote on an existing company policy by changing only a few words of the policy). The Commission later codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Accordingly, the actions requested by a proposal need not be "fully effected" by the company to be excluded; rather, to be excluded, they need only have been "substantially implemented" by the company. *See* the 1983 Release.

Thus, when a company has already taken action to address the underlying concerns and essential objectives of a shareholder proposal, the proposal has been "substantially implemented" and may be excluded. See, e.g., *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp.* (Burt) (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Even if a company's actions do not go as far as those requested by the shareholder proposal, however, they nonetheless may be deemed to "compare favorably" with the requested actions. See, e.g., *Walgreen Co.* (avail. Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements); *Johnson & Johnson* (avail. Feb. 17, 2006) (permitting exclusion of a proposal that requested the company to confirm the legitimacy of all current and future U.S. employees because the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (permitting exclusion of a proposal seeking adoption of a standard for independence of the company's outside directors because the company had adopted a standard that, unlike the one specified in the proposal, added the qualification that only material relationships with affiliates would affect a director's independence).

Further, the staff has indicated that, when substantially implementing a shareholder proposal, companies may address aspects of implementation on which a proposal is silent or which may differ from the manner in which the proponent would implement the proposal. In a number of cases, companies that have substantially implemented a shareholder proposal that requires that a bylaw or certificate amendment impose procedural requirements or limitations not contemplated by the shareholder proposal but that are consistent with the proposal's underlying concerns and essential objectives. For example, last year the Company received a shareholder proposal from the same proponent requesting that the board adopt a proxy access bylaw permitting a shareholder or group thereof that has beneficially owned 3% or more of the company's outstanding stock continuously for at least three years to nominate directors to be included in the company's proxy materials, so long as the number of shareholder-nominated candidates appearing in the company's proxy materials does not exceed two candidates or 25% of the number of directors then serving. See *Reliance Steel & Aluminum Co.* (avail. Feb. 26, 2016). The staff concurred that the Company had substantially implemented the proposal by adopting a proxy access bylaw that, while consistent in most respects with the shareholder proposal, also imposed additional restrictions not contemplated by the proposal, including a 20-shareholder cap on the number of shareholders who may aggregate to satisfy the 3% ownership threshold and several additional representations or undertakings required to be made by the nominating shareholder.

The staff's conclusion in *Reliance Steel & Aluminum Co.* is consistent with other staff letters allowing companies to exclude shareholder proposals requesting that shareholders be accorded certain rights where the company has already provided for the rights on substantially similar terms but has imposed exceptions or limitations not contemplated by the shareholder proposals. For example, in *Bank of America Corp.* (avail. Dec. 15, 2010), the staff agreed that the company had substantially implemented a proposal requesting that the board amend the company's governing documents to give holders of 10% of the company's stock the power to call a special meeting, where the board had adopted a bylaw giving holders of at least 10% of the company's stock the power to call a special meeting but imposed additional requirements not outlined in the proposal. The additional requirements included, among others, that shareholders requesting a special meeting submit a statement regarding the purpose of the meeting, which must be signed by shareholders owning the requisite number of shares, as well as documentary evidence of each such shareholder's record and beneficial ownership of the stock. Similarly, in *Chevron Corp.* (avail. Feb. 19, 2008) and *Citigroup Inc.* (avail. Feb. 12, 2008), the staff concurred that each company could exclude special meeting shareholder proposals under Rule 14a-8(i)(10) because each company had adopted a provision allowing shareholders to call a special meeting unless, among other things, an annual or special meeting that included the matters proposed to be addressed at the special meeting had been held within the preceding 12 months. See also *Hewlett-Packard Co.* (avail. Dec. 11, 2007) (allowing exclusion of a proposal requesting that the board permit shareholders to call a special meeting where the company proposed to adopt a bylaw allowing shareholders to call a special meeting unless the board determined in good faith that the business specified in the shareholders' request had been addressed at a meeting within the past 12 months or would be addressed at an annual meeting within 90 days).

C. The Company's Bylaws Substantially Implement the Proposal

The Bylaws include a proxy access provision that substantially implements the proxy access procedure requested by the Proposal. The Proposal merely requests a revision to the shareholder aggregation provision of the proxy access Bylaw. However, as discussed further below, the Company's proxy access provision, which places a 20-shareholder limit on the size of a nominating group, achieves the essential purpose of the Proposal by ensuring that shareholders are able to use the proxy access right effectively. In preparing the proxy access Bylaw, the Company and its board took great care to ensure that shareholders were provided a meaningful proxy access right that would be consistent with guidance from Institutional Shareholder Services ("***ISS***"), a leading proxy advisory firm, and no more restrictive than those provided by the vast majority of companies that have provided such rights. Even the Proponent acknowledges in the Proposal that the features of the Company's proxy access bylaw are "typical proxy access requirements." The difference between the Proposal and the Company's proxy access provision is minor and should not rise to the level of requiring a shareholder vote at the Company's 2017 annual meeting of stockholders.

1. The Company's Bylaws Achieve the Essential Objective of the Proposal

The Proposal requests that the adopted proxy access Bylaws be amended to increase the number of shareholders allowed to aggregate their shares to obtain the 3% ownership threshold from 20 to 50. Consistent with the precedent described above, however, the proxy access provision adopted pursuant to the Company's Bylaw Amendment satisfies the Proposal's essential objective – providing a shareholder or group of shareholders that have owned 3% or more of the Company's common stock with meaningful proxy access rights.

In an attempt to overstate the aggregation provision's importance to proxy access, the Proposal refers to an analysis by the Council of Institutional Investors that states that "[e]ven if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors." This statement has no relevance to the Company's shareholder base. Based on data from regulatory filings from institutional investors, the largest 20 institutional shareholders of the Company hold, and appear to have held for at least three years, approximately 26.60% of the Company's outstanding common stock. In addition, two of the Company's institutional shareholders each have owned more than 5% for three years, and 12 of the current top 20 largest institutional shareholders have held more than 0.5% for at least three years. Accordingly, several of the Company's existing shareholders could, on their own or in combination with only a few fellow shareholders, currently achieve the existing 3% ownership criteria. In addition, many of the Company's largest shareholders could recruit a small shareholder to work together in forming a group that would satisfy the ownership threshold, thereby allowing proxy access to a wide range of shareholders. As a result, the proxy access right is currently a meaningful option available to Company shareholders in its existing form.

In addition, a maximum 20-shareholder nominating group has achieved a consensus among companies that have adopted proxy access. It is designed to provide meaningful proxy access without creating a burdensome or complex process. Of the over 200 public companies that adopted proxy access bylaws since the beginning of 2015, over 90% of them adopted an aggregation threshold of 20 shareholders or fewer. Twenty shareholders is the threshold adopted in the bylaws of Blackrock, Inc. (one of the Company's 5% shareholders), T. Rowe Price Group, Inc. and State Street Corporation, the publicly traded parent companies of some of the largest institutional shareholders in the United States. Similarly, ISS has stated that in reviewing whether a company has satisfactorily implemented proxy access in response to a shareholder proposal, it does not view a 20-shareholder aggregation limit as a material restriction or one that "unnecessarily restrict[s] the use of a proxy access right" (although it will treat a limit that is lower than 20 shareholders as unduly restrictive).[1]

Although the proxy access provision adopted by the Company contains a 20-shareholder limit in determining the eligibility of a nominating group, variations between the size of the nominating group requested in the Proposal and that adopted by the Company should not serve as the basis for denying the availability of Rule 14a-8(i)(10), as long as the variations do not undermine the essential objectives of the proposal. To determine otherwise risks subjecting companies and shareholders to a never-ending stream of proposals requesting minor changes to concepts that have already been addressed. This would especially be problematic in the absence of any evidence that the difference in shareholder aggregation limits would actually be

---

1. *See* Institutional Shareholder Services, U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions, at 19 (Mar. 14, 2016), available at https://www.issgovernance.com/file/policy/us-policies-and-procedures-faq-14-march-2016.pdf.

meaningful rather than built solely upon assumptions and generalizations as are made by the Proponent and do not apply to the Company. Accordingly, we believe the Company's proxy access Bylaw compares favorably with the Proposal and should be excluded.

2. The Staff has Previously Agreed That a 20-Shareholder Aggregation Limit Satisfies the Proxy Access Right

The 20-shareholder aggregation limit has been addressed in several proxy access no-action letters. The staff has considered several requests under Rule 14a-8(i)(10) to exclude proxy access shareholder proposals as substantially implemented when the relevant company's bylaws included a 20-shareholder aggregation cap and the proposal requested expansion of the cap or elimination of the cap entirely. In numerous cases, the staff concurred that the company had substantially implemented the proposal under the standards of Rule 14a-8(i)(10) and noted that the company's proxy access bylaw addressed the proposal's "essential objective." See, e.g., *AutoNation, Inc.* (avail. Dec. 30, 2016); *Lockheed Martin Corp.* (avail. Dec. 19, 2016); *Cisco Systems, Inc.* (Sept. 27, 2016); *General Dynamics Corp.* (avail. Feb. 12, 2016); *Alaska Air Group* (avail. Feb. 12, 2016); *Cardinal Health Inc.* (avail. Jul. 20, 2016); *Amazon.com, Inc.* (avail. Mar. 3, 2016); *Capital One Financial Corp.* (avail. Feb. 12, 2016). For example, in *NVR, Inc.* (*Recon.*) (avail. Mar. 25, 2016), the proposal specifically requested elimination of the company's 20-shareholder aggregation limit, among other changes. The company revised its bylaw to address other requests in the proposal, but retained the 20-shareholder limit, noting that the 20-shareholder limit was of "far less significance and not necessary to achieve the essential objectives of proxy access." The staff agreed in *NVR, Inc.* that the company substantially implemented the proposal despite this diversion from its specific terms, including the 20-shareholder limit.

Indeed, as noted above, last year the Company received a shareholder proposal from the Proponent requesting adoption of a proxy access bylaw that included, among other things, the ability of an "unrestricted number of shareholders" to aggregate their holdings to meet the ownership threshold. See *Reliance Steel & Aluminum Co.* (avail. Feb. 26, 2016). The Company argued that its 20-shareholder limit "permit[s] shareholders to aggregate their holdings for purposes of satisfying the ownership threshold." The staff agreed, and noted that the Company's proxy access bylaw "addresses the proposal's essential objective."

The same conclusion should apply to the current Proposal. The standard under Rule 14a-8(i)(10) is not whether a company has implemented a proposal in exactly the manner requested by a proponent. The question is whether management has already effectively acted upon the concerns put forth by the proponent by putting forward policies that compare favorably with the proposal. The staff has consistently concurred that proxy access bylaws that contain a 20-shareholder aggregation limit substantially implement proposals that include variations on the 20-shareholder limit, and thus, the Company's proxy access bylaw achieves the essential objective of the Proposal, and the Proposal has been substantially implemented under Rule 14a-8(i)(10).

The staff recently did not concur with Microsoft's attempt to exclude a shareholder proposal requesting a "package of enhancements" strengthening Microsoft's proxy access bylaw, including elimination of the company's 20-shareholder aggregation limit. *Microsoft Corp.* (avail. Sept. 27, 2016). However, the proposal in *Microsoft Corp.* differs from the Proposal, or other proposals such as in *NVR*, in that it requested significant deviation from the company's proxy access bylaw for a number of different terms, including the number of shareholder-nominated candidates eligible to appear in proxy materials and elimination of a limit on re-nomination of shareholder nominees. Microsoft's proxy access bylaws deviated from the requested bylaw amendments in multiple ways and to a greater extent than a 30-shareholder difference in the aggregation limit, and thus there was a stronger case that Microsoft's bylaws did not capture the essential objective of that proposal. In this case, the Proponent is proposing to amend a single, non-core element of the Company's well considered and industry standard proxy access provision.

CONCLUSION

For all of the reasons stated above, it is our view that the Company may exclude the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(10). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5464. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at john.beckman@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,

John Beckman

Enclosures

cc: William A. Smith II (Reliance Steel & Aluminum Co.)
John Chevedden

Exhibit A

Copy of the Proposal and Related Correspondence

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

Mr. William A. Smith
Corporate Secretary
Reliance Steel & Aluminum Co. (RS)
350 S. Grand Ave. Ste 5100
Los Angeles CA 90071
PH: 213-576-8832
PH: 213-576-2467
FX: 866-650-9178
FX: 213 687-8792

Dear Mr. Smith,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

John Chevedden

December 3, 2016
Date

[RS – Rule 14a-8 Proposal, December 3, 2016]
[This line and any line above it *is not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal has added importance to our company because GMI Analyst said our board was excessively entrenched. Of 9 directors 5 had 17 to 39 years long-tenure:

Leslie Waite	39-years
David Hannah	24-years
Douglas Hayes	19-years
Gregg Mollins	19-years
Thomas Gimbel	17-years

There would be shareholder frustration if 50 shareholders owning just over 3% of our stock for 3-years decided that one of these directors needed to be replaced and they were blocked by our current limit of only 20 shareholders to meet the rule for holding 3% of stock for 3-years.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line *is* for publication.]

John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDUM M-07-16***



December 6, 2016

Via Email: ***FISMA & OMB MEMORANDUM M-07-16***

Mr. John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Re: Notice of Defects under Rule 14a-8
Stockholder Proposal for Reliance Steel & Aluminum Co. 2017 Annual Meeting

Dear Mr. Chevedden:

On behalf of Reliance Steel & Aluminum Co. (the "***Company***"), I am writing to inform you that we are in receipt of your submission dated December 3, 2016, which transmitted a stockholder proposal relating to the Company's proxy access bylaw.

The purpose of this letter is to inform you that your submission does not comply with Rule 14a-8 under the Securities and Exchange Act of 1934 and, therefore, is not eligible for inclusion in our proxy statement for our 2017 annual meeting of stockholders. SEC regulations require us to bring this deficiency to your attention.

Rule 14a-8(b) provides that in order to be eligible to submit a stockholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. You have not provided any proof that you have continuously held, for the one-year period preceding and including the date the Proposal was submitted to us (December 3, 2016), shares of our common stock having at least $2,000 in market value or representing at least 1% of the outstanding shares of our common stock. Furthermore, our records do not list you as a record holder of our common stock. Because you are not a record holder of our common stock, you may substantiate your ownership in either of two ways:

1. you may provide a written statement from the record holder of the shares of our common stock that you beneficially own, verifying that, on December 3, 2016, when you submitted the Proposal, you continuously held, for at least one year, the requisite number or value of shares of our common stock; ***or***

2. you may provide a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting ownership of the requisite number or value of shares of our common stock as of or before the date on which the one-year eligibility period began, together with a written

31053.1

statement that you have continuously held the shares for the one-year period as of the date of the statement.

As you know, the staff of the SEC's Division of Corporation Finance has provided guidance to assist companies and stockholders with complying with Rule 14a-8(b)'s eligibility criteria. This guidance, contained in Staff Legal Bulletin No. 14F (October 18, 2011) and Staff Legal Bulletin No. 14G (October 16, 2012), clarifies that proof of ownership for Rule 14a-8(b) purposes must be provided by the "record holder" of the securities, which is either the person or entity listed on the Company's stock records as the owner of the securities or a DTC participant (or an affiliate of a DTC participant). A proponent who is not a record owner must therefore obtain the required written statement from the DTC participant through which the proponent's securities are held. If a proponent is not certain whether its broker or bank is a DTC participant, the proponent may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. If the broker or bank that holds the proponent's securities is not on DTC's participant list, the proponent will need to obtain proof of ownership from the DTC participant through which its securities are held. If the DTC participant knows the holdings of the proponent's broker or bank, but does not know the proponent's holdings, the proponent may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required number or value of securities had been continuously held by the proponent for at least one year preceding and including the date of submission of the proposal - with one statement from the proponent's broker or bank confirming the required ownership, and the other statement from the DTC participant confirming the broker or bank's ownership.

For the Proposal to be eligible for inclusion in the Company's proxy materials for its 2017 annual meeting of stockholders, the information requested above must be furnished to us electronically or be postmarked no later than 14 calendar days from the date you receive this letter. If the information is not provided, the Company may exclude the Proposal from its proxy materials pursuant to Rule 14a-8(f). Please address any response to my attention by email (will.smith@rsac.com) or at Reliance Steel & Aluminum Co., 350 South Grand Avenue, Suite 5100, Los Angeles, California, 90071.

In accordance with SEC Staff Legal Bulletin Nos. 14 and 14B, a copy of Rule 14a-8, including Rule 14a-8(b), is enclosed for your reference. Also enclosed for your reference is a copy of Staff Legal Bulletin Nos. 14F and 14G.

Sincerely,

William A. Smith II

Enclosures

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following;

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm


U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm



RS

Post-it® Fax Note 7671	Date 12-19-16	# of pages ▶
To William Smith	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB MEMORANDUM M-07-16***	
Fax # 213-687-8792	Fax #	

12/14/2016

John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB MEMORANDUM M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than the below number of shares in the above referenced account since July 1, 2015.

1. ITT Inc. (ITT) 50 shares
2. Union Pacific Corporation (UNP) 100 shares
3. Allergan plc (AGN) 100 shares
4. L Brands, Inc. (LB) 90 shares
5. Reliance Steel & Aluminum Co. (RS) 50 shares

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jason R Hall

Jason R Hall
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TD Ameritrade, Inc., member FINRA/SIPC (www.finra.org , www.sipc.org). TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2015 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

Exhibit B

Copy of First Amendment to the Company's Amended and Restated Bylaws

Exhibit 3.1

FIRST AMENDMENT TO THE AMENDED AND RESTATED BYLAWS OF RELIANCE STEEL & ALUMINUM CO.

Section 1.14 Proxy Access.

(A) The corporation shall include in its proxy statement for an annual meeting of stockholders the name, together with the Required Information (as defined below), of any person nominated for election (a "Stockholder Nominee") to the Board of Directors by a stockholder that satisfies, or by a group of no more than twenty (20) stockholders that satisfy, the requirements of this Section 1.14 (an "Eligible Stockholder"), and that expressly elects at the time of providing the notice required by this Section 1.14 (the "Nomination Notice") to have its nominee included in the corporation's proxy materials pursuant to this Section 1.14.

(B) To be timely, a stockholder's Nomination Notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or 70 days after such anniversary date, notice by the stockholder, to be timely, must be delivered not earlier than the close of business on the 120th day prior to the date of mailing of the notice for such annual meeting and not later than the close of business on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the tenth day following the day on which public announcement of the date of mailing of the notice for such meeting is first made by the corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Nomination Notice as described above.

(C) For purposes of this Section 1.14, the "Required Information" that the corporation will include in its proxy statement is (1) the information concerning the Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the corporation's proxy statement by the regulations promulgated under the Exchange Act, and (2) if the Eligible Stockholder so elects, a Statement (as defined in Section 1.14(G)). To be timely, the Required Information must be delivered to or mailed to and received by the Secretary within the time period specified in this Section 1.14 for providing the Nomination Notice.

(D) The number of Stockholder Nominees (including Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in the corporation's proxy materials pursuant to this Section 1.14 but either are subsequently withdrawn or that the Board of Directors decides to nominate as Board of Director nominees), together with any nominees who were previously elected to the Board of Directors as Stockholder Nominees at any of the preceding two annual meetings and who are re-nominated for election at such annual meeting by the Board of Directors, appearing in the corporation's proxy materials with respect to an annual meeting of stockholders shall not exceed the greater of (1) two or (2) 25% of the number of directors in office as of the last day on which a Nomination Notice may be delivered pursuant to this Section 1.14, or if such amount is not a whole number, the closest whole number below 25%. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 1.14 exceeds this maximum number, each Eligible Stockholder will select one Stockholder Nominee for inclusion in the corporation's proxy materials until the maximum

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number is reached, going in order of the amount (largest to smallest) of shares of the capital stock of the corporation each Eligible Stockholder disclosed as owned in its respective Nomination Notice submitted to the corporation and confirmed by the corporation. If the maximum number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

(E) For purposes of this Section 1.14, an Eligible Stockholder shall be deemed to "own" only those outstanding shares of the capital stock of the corporation as to which the stockholder possesses both (1) the full voting and investment rights pertaining to the shares and (2) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (1) and (2) shall not include any shares (x) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding capital stock of the corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (i) reducing in any manner, to any extent or at any time in the future, such stockholder's or its affiliates' full right to vote or direct the voting of any such shares, and/or (ii) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such stockholder or affiliate. A stockholder shall "own" shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's ownership of shares shall be deemed to continue during any period in which (1) the person has loaned such shares, provided that the person has the power to recall such loaned shares on no more than three business days' notice; or (2) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the capital stock of the corporation are "owned" for these purposes shall be determined by the Board of Directors, which determination shall be conclusive and binding on the corporation and its stockholders.

(F) An Eligible Stockholder must have owned (as defined above) continuously for at least three years that number of shares of capital stock as shall constitute 3% or more of the outstanding capital stock of the corporation (the "Required Shares") as of both (1) a date within seven days prior to the date of the Nomination Notice and (2) the record date for determining stockholders entitled to vote at the annual meeting. For purposes of satisfying the foregoing ownership requirement under this Section 1.14, (1) the shares of the capital stock of the corporation owned by one or more stockholders, or by the person or persons who own shares of the capital stock of the corporation and on whose behalf any stockholder is acting, may be aggregated, provided that the number of stockholders and other persons whose ownership of shares of capital stock of the corporation is aggregated for such purpose shall not exceed 20, and (2) a group of funds under common management and investment control shall be treated as one

stockholder or person for this purpose. No person may be a member of more than one group of persons constituting an Eligible Stockholder under this Section 1.14. For the avoidance of doubt, if a group of stockholders aggregates ownership of shares in order to meet the requirements under this Section 1.14, all shares held by each stockholder constituting their contribution to the foregoing 3% threshold must be held by that stockholder continuously for at least three years, and evidence of such continuous ownership shall be provided as specified in this Section 1.14 (F).

Within the time period specified in this Section 1.14 for providing the Nomination Notice, an Eligible Stockholder must provide the following information in writing to the Secretary of the corporation:

(i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven days prior to the date of the Nomination Notice, the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Stockholder's agreement to provide, within five business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date;

(ii) the written consent of each Stockholder Nominee to being named in the proxy statement as a nominee and to serving as a director if elected;

(iii) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act, as such rule may be amended;

(iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements, and understandings during the past three years, and any other material relationships, between or among the Eligible Stockholder and its affiliates and associates, or others acting in concert therewith, on the one hand, and each Stockholder Nominee, and each Stockholder Nominee's respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the Eligible Stockholder making the nomination or on whose behalf the nomination is made, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of Item 404 and the nominee were a director or executive officer of such registrant;

(v) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, the Eligible Stockholder, the effect or intent of which is to mitigate loss, manage risk or benefit from share price

change for, or maintain, increase or decrease the voting power of, such Eligible Stockholder with respect to shares of stock of the corporation, and a representation that the Eligible Stockholder will notify the corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed;

(vi) a representation whether the Eligible Stockholder will engage in a solicitation with respect to the nomination or business and, if so, the percentage of shares of the corporation's capital stock entitled to vote on such matter that are believed or intended to be held by the stockholders to be solicited, the approximate number of stockholders to be solicited if less than all, and the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act, regardless of whether such solicitation is subject to such provision) in such solicitation;

(vii) a representation that the Eligible Stockholder (including each member of any group of stockholders that together is an Eligible Stockholder under Section 1.14) (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent, (B) intends to appear in person or by proxy at the annual meeting to present the nomination, (C)has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 1.14, (D) has not engaged and will not engage in, and has not and will not be a "participant" in, another person's "solicitation" within the meaning of Rule 14a-1 (l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee or a nominee of the Board of Directors, (E) will not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the corporation and (F) in the case of a nomination by a group of stockholders that together is an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all such members with respect to the nomination and matters related thereto, including any withdrawal of the nomination; and

(viii) an undertaking that the Eligible Stockholder agrees to (A) own the Required Shares through the date of the annual meeting, (B) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the corporation or out of the information that the Eligible Stockholder provided to the corporation, (C) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination, solicitation or other activity by the Eligible Stockholder in connection with its efforts to elect the Stockholder Nominee pursuant to this Section 1.14, (D) comply with all other laws and regulations applicable to any solicitation in connection with the annual meeting and (E) provide to the corporation prior to the annual meeting such additional information as necessary with respect thereto.

(G) The Eligible Stockholder may provide to the Secretary of the corporation, at the time the information required by this Section 1.14 is provided, a written statement for inclusion in the corporation's proxy statement for the annual meeting, not to exceed 500 words, in support of the Stockholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Section 1.14, the corporation may omit from its proxy materials any information or Statement (or portion thereof) that it, in good faith, believes would violate any applicable law or regulation.

(H) Within the time period specified in this Section 1.14 for delivering the Nomination Notice, a Stockholder Nominee must deliver to the Secretary of the corporation a written representation and agreement that the Stockholder Nominee (1) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director, and (3) will comply with all of the corporation's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines, and any other corporation policies and guidelines applicable to directors, as well as any applicable law, rule or regulation or listing requirement. At the request of the corporation, the Stockholder Nominee must submit all completed and signed questionnaires required of the corporation's directors and officers. The corporation may request such additional information as necessary to permit the Board of Directors to determine whether each Stockholder Nominee is independent under the listing standards of any stock exchange applicable to the corporation, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the corporation's directors (the "Applicable Independence Standards"). If the Board of Directors determines that a Stockholder Nominee is not independent under the Applicable Independence Standards, the Stockholder Nominee will not be eligible for inclusion in the corporation's proxy materials.

(I) Any Stockholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of stockholders but either (1) withdraws from or becomes ineligible or unavailable for election at the annual meeting, or (2) does not receive at least 25% of the votes cast "for" the Stockholder Nominee's election, will be ineligible to be a Stockholder Nominee pursuant to this Section 1.14 for the next two annual meetings.

(J) The corporation shall not be required to include, pursuant to this Section 1.14, any Stockholder Nominees in its proxy materials for any meeting of stockholders (1) for which the Secretary of the corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors pursuant to the advance notice requirements for stockholder nominees for director set forth in Section 1.13 and such stockholder does not expressly elect at the time of providing the notice to have its nominee included in the corporation's proxy materials

pursuant to this Section 1.14, (2) if the Eligible Stockholder who has nominated such Stockholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Stockholder Nominee(s) or a nominee of the Board of Directors, (3) who is not independent under the Applicable Independence Standards, as determined by the Board of Directors, (4) whose election as a member of the Board of Directors would cause the corporation to be in violation of these bylaws, the certificate of incorporation, the rules or regulations of any stock exchange applicable to the corporation, or any applicable law, rule or regulation, (5) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (6) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past 10 years, (7) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, (8) if such Stockholder Nominee or the applicable Eligible Stockholder shall have provided information to the corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which it was made, not misleading, as determined by the Board of Directors, or (9) if the Eligible Stockholder or applicable Stockholder Nominee otherwise contravenes any of the agreements or representations made by such Eligible Stockholder or Stockholder Nominee or fails to comply with its obligations pursuant to this Section 1.14.

(K) Notwithstanding anything to the contrary set forth herein, the Board of Directors or the person presiding at the meeting shall declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the corporation, if (1) the Stockholder Nominee(s) and/or the applicable Eligible Stockholder shall have breached its or their obligations, agreements or representations under this Section 1.14, as determined by the Board of Directors or the person presiding at the annual meeting of stockholders, or (2) the Eligible Stockholder (or a qualified representative thereof) does not appear at the annual meeting of stockholders to present any nomination pursuant to this Section 1.14.

(L) The Eligible Stockholder (including any person who owns shares of capital stock of the corporation that constitute part of the Eligible Stockholder's ownership for purposes of satisfying Section 1.14(F) hereof) shall file with the Securities and Exchange Commission any solicitation or other communication with the corporation's stockholders relating to the meeting at which the Stockholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act.

(M) For purposes of this Section 1.14, (1) the "date of mailing of the notice" means the date of the proxy statement for the solicitation of proxies for election of directors and (2) "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or other national news service or in a document publicly field by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) the Exchange Act and the rules and regulations promulgated thereunder.